Exhibit 11.1

Redwood Trust, Inc.
Computation of Per Share Earnings

	Three Months	Three Months
	Ended	Ended
	March 31, 2004	March 31, 2003
Basic:
Average common shares outstanding	19,427,373	16,412,867

Total	19,427,373	16,412,867

Net Income	$50,790,699	$14,931,689

Per Share Amount	$2.61	$0.91

Diluted:
Average common shares outstanding	19,427,373	16,412,867
Net effect of dilutive stock options outstanding during the period — based on the treasury stock method	971,271	570,646

Total	20,398,644	16,983,513

Net Income	$50,790,699	$14,931,689

Per Share Amount	$2.49	$0.88